UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Investment Advisers (UK) Limited

Attn: Spencer Collins

69 Grosvenor St

Mayfair, London W1K 3JP

44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A104	13D	Page 1 of 10 pages

1	Names of Reporting Persons SVF Endurance (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 91,262,729
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 91,262,729

11	Aggregate Amount Beneficially Owned by Each Reporting Person 91,262,729
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 2 of 10 pages

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 91,262,729
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 91,262,729

11	Aggregate Amount Beneficially Owned by Each Reporting Person 91,262,729
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 3 of 10 pages

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 91,262,729
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 91,262,729

11	Aggregate Amount Beneficially Owned by Each Reporting Person 91,262,729
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 4 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 575 Lexington Avenue, New York, New York 10022.

Prior to the consummation of the Business Combination (as defined below), the Issuer was known as BowX Acquisition Corp. (“BowX”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

SVF Endurance (Cayman) Limited

SoftBank Vision Fund (AIV M1) L.P.

SB Investment Advisers (UK) Limited

SVF Endurance (Cayman) Limited is organized under the laws of the Cayman Islands. SoftBank Vision Fund (AIV M1) L.P. is organized under the laws of the State of Delaware. SB Investment Advisers (UK) Limited is organized under the laws of England and Wales.

The business address of SVF Endurance (Cayman) Limited is c/o Walkers Corp Ltd., Cayman Corporate Centre, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The business address of SoftBank Vision Fund (AIV M1) L.P. is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SB Investment Advisers (UK) Limited is 69 Grosvenor Street, London W1K 3JP, United Kingdom. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SB Investment Advisers (UK) Limited are Rajeev Misra, Saleh Romeih, Kalika Jayasekera and Neil Hadley (collectively, the “Directors”). The investment committee of SB Investment Advisers (UK) Limited is comprised of Masayoshi Son, Rajeev Misra, and Saleh Romeih (collectively, with the Directors, the “Related Persons”).

Mr. Son, Chairman & Chief Executive Officer of SoftBank Group Corp., is a citizen of Japan. Mr. Misra, Chief Executive Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom. Mr. Romeih, Managing Partner, EMEA of SoftBank Investment Advisers, is a citizen of France. Ms. Jayasekera, Global Chief Compliance Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom. Mr. Hadley, Managing Partner and Chief Operating Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Persons and the Stockholder Members (as defined below) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Members and their affiliates are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the Stockholder Members, see Item 4 below.

CUSIP No. 96209A104	13D	Page 5 of 10 pages

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Following the consummation of the Business Combination, the Reporting Persons’ existing common stock in WeWork Inc., a Delaware corporation (“Legacy WeWork”), automatically converted into shares of Class A Common Stock of the Issuer in accordance with the Merger Agreement.

Item 4.	Purpose of Transaction.

Business Combination

On October 20, 2021 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated March 25, 2021 (the “Merger Agreement”), by and among BowX, BowX Merger Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of BowX (“Merger Sub”), and Legacy WeWork, Merger Sub merged with and into Legacy WeWork (the “First Merger”), with Legacy WeWork surviving the First Merger as a wholly owned subsidiary of BowX. Immediately following and as part of the same overall transaction as the First Merger, Legacy WeWork merged with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company (“Merger Sub II”) and a direct wholly owned subsidiary of BowX, with Merger Sub II being the surviving entity of the merger (the “Second Merger” and, together with the First Merger and with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination, BowX changed its name to “WeWork Inc.” In connection with the closing of the Business Combination, each share of Legacy WeWork capital stock was automatically cancelled in exchange for shares of the Issuer’s Class A Common Stock on a 0.82619-for-1 basis, with the stockholders of Legacy WeWork becoming securityholders of the Issuer. As a result, SVF Endurance (Cayman) Limited received 81,077,918 shares of Class A Common Stock.

Concurrently with and contingent upon the consummation of the Business Combination, the Issuer will issue to SVF Endurance (Cayman) Limited or its designees the first warrant to purchase 10,184,811 shares of Class A Common Stock at a price of $0.01 per share (the “First Warrant”). The First Warrant will expire on the tenth anniversary of the Closing Date.

CUSIP No. 96209A104	13D	Page 6 of 10 pages

Stockholders Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with BowX Sponsor, LLC (the “Sponsor”), SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (collectively, the “Stockholder Members”). Pursuant to the Stockholders Agreement, so long as each Stockholder Member continues to hold a specified amount of Class A Common Stock, then each Stockholder Member has the right to designate for nomination by the Issuer’s board of directors (the “Board”) the number of candidates for election to the Board as specified in the Stockholders Agreement.

With respect to designations by SVF Endurance (Cayman) Limited, SVF Endurance (Cayman) Limited will have the right to designate for nomination by the Board one candidate for election to the Board until such time as SVF Endurance (Cayman) Limited no longer holds at least 50% of the outstanding shares of Class A Common Stock held at the Closing Date. Notwithstanding the preceding sentence, if SVF Endurance (Cayman) Limited loses such designation right, for so long as SB WW Holdings (Cayman) Limited and certain permitted transferees of SB WW Holdings (Cayman) Limited hold a number of shares representing at least 1% of the outstanding Class A Common Stock and Class C common stock, par value $0.0001, of the Issuer effective immediately upon such loss, SB WW Holdings (Cayman) Limited and certain permitted transferees of SB WW Holdings (Cayman) Limited will have the right to designate for nomination by the Board an additional candidate.

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with the Sponsor, SVF Endurance (Cayman) Limited and certain stockholders of BowX and Legacy WeWork. Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. In certain circumstances, various parties to the Amended and Restated Registration Rights Agreement can collectively demand up to nine underwritten offerings and are entitled to piggyback registration rights, in each case subject to certain limitations as set forth in the Amended and Restated Registration Rights Agreement.

Lock-Up Agreement

In connection with the Business Combination, the Sponsor, SVF Endurance (Cayman) Limited and certain of the Issuer’s officers, directors and stockholders each entered into a lock-up agreement (each, the “Lock-Up Agreement”) pursuant to which they agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of Class A Common Stock held by such persons immediately after the Closing Date (the “Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), for one year or nine months, as the case may be, after the Closing Date.

CUSIP No. 96209A104	13D	Page 7 of 10 pages

The foregoing descriptions of the Stockholders Agreement, the Amended and Restated Registration Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 96209A104	13D	Page 8 of 10 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 696,492,801 shares of Class A Common Stock outstanding following the consummation of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF Endurance (Cayman) Limited	91,262,729	12.9%	0	91,262,729	0	91,262,729
SoftBank Vision Fund (AIV M1) L.P.	91,262,729	12.9%	0	91,262,729	0	91,262,729
SB Investment Advisers (UK) Limited	91,262,729	12.9%	0	91,262,729	0	91,262,729

SVF Endurance (Cayman) Limited is the record holder of 81,077,918 shares of Class A Common Stock and may be deemed to beneficially own 10,184,811 shares of Class A Common Stock issuable upon exercise of the First Warrant.

SVF Endurance (Cayman) Limited is a wholly owned subsidiary of SoftBank Vision Fund (AIV M1) L.P. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SoftBank Vision Fund (AIV M1) L.P. in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund (AIV M1) L.P., SB Investment Advisers (UK) Limited is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund (AIV M1) L.P.’s investments.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Stockholder Members may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by the group members and their affiliates and such shares are not the subject of this Schedule 13D.

(c) Except as set forth in Items 3 and 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d) None.

CUSIP No. 96209A104	13D	Page 9 of 10 pages

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement, Amended and Restated Registration Rights Agreement and Lock-Up Agreement and is incorporated herein by reference. A copy of each of these agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Stockholders Agreement, dated as of October 20, 2021, by and among WeWork Inc., BowX Sponsor, LLC, SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 26, 2021).

3	Amended and Restated Registration Rights Agreement, dated as of October 20, 2021, by and among WeWork Inc., BowX Sponsor, LLC and certain stockholders of WeWork Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 26, 2021).

4	Lock-Up Agreement, dated as of March 25, 2021, by and between BowX and SVF Endurance (Cayman) Limited.

CUSIP No. 96209A104	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SoftBank Vision Fund (AIV M1) L.P.
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SB Investment Advisers (UK) Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel